UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE

REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	001-12358

COLONIAL PROPERTIES TRUST (Mid-America Apartment Communities, Inc. as successor by merger to Colonial Properties Trust)

(Exact name of registrant as specified in its charter)

c/o Mid-America Apartment Communities, Inc. 6584 Poplar Avenue Memphis, Tennessee 38138 Telephone number: (901) 682-6600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares of Beneficial Interest, $0.01 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:     None*

* Colonial Properties Trust merged with and into Mid-America Apartment Communities, Inc. on October 1, 2013, at which time the separate corporate existence of Colonial Properties Trust ended.

Pursuant to the requirements of the Securities Exchange Act of 1934, Mid-America Apartment Communities, Inc., as successor by merger to Colonial Properties Trust, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	October 15, 2013	MID-AMERICA APARTMENT COMMUNITIES, INC., as successor by merger to Colonial Properties Trust

		By:	/s/ Albert M. Campbell, III
		Name:	Albert M. Campbell, III
		Title:	Executive Vice President and Chief Financial Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.